Exhibit 99.76

i-80 Gold CEO Increases Share Ownership to More than 5 Million Shares

Reno, Nevada, January 10, 2022 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) notes that that its CEO, Ewan Downie, has reported on System for Electronic Disclosure by Insiders (SEDI) recent purchases of common shares of the Company through open market purchases on the Toronto Stock Exchange to increase his share ownership to 5,000,027 or 2.09%.

Since the Company commenced trading on April 14, 2021, Mr. Downie has purchased more than 1.4 million shares of i-80 to reach an ownership milestone rarely held by executives of publicly traded companies in the mining sector.

"Since the inception of the Company less than one year ago, we have closed multiple major transactions that position i-80 as one of the largest holders of gold and silver resources in Nevada”, stated Ewan Downie, Chief Executive Officer of i-80. “We have secured a strong balance sheet including nearly US$200 Million in cash and cash equivalents following funding of the previously announced financing package and have embarked on a peer-best production growth initiative in the world’s most favorable mining jurisdiction”.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of four new open pit and underground mining operations that will ultimately process ore at the Company’s centrally located Lone Tree complex that includes an Autoclave.

For further information, please contact:

Ewan Downie - CEO

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, commencement of trading of i-80 Gold on the Toronto Stock Exchange and completion of the acquisition of the Getchell Project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.